Exhibit 99.4

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EDITED TRANSCRIPT

STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

EVENT DATE/TIME: OCTOBER 13, 2014 / 12:30PM GMT

OVERVIEW:

Co. announced that STE is commencing a recommended offer under UK law to acquire Synergy for $1.9b in cash and stock.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

C O R P O R A T E  P A R T I C I P A N T S

Julie Winter STERIS Corporation - Director of IR

Walt Rosebrough STERIS Corporation - CEO & President

Richard Steeves Synergy Health - CEO

Michael Tokich STERIS Corporation - SVP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Dave Turkaly JMP Securities - Analyst

Erin Wilson BofA Merrill Lynch - Analyst

Chris Cooley Stephens Inc. - Analyst

Charles Weston Numis Securities - Analyst

Mitra Ramgopal Sidoti & Company - Analyst

Larry Kush Raymond James - Analyst

Matthew Mishan KeyBanc Capital Markets - Analyst

Li Dunlop JPMorgan - Analyst

P R E S E N T A T I O N

Operator

Welcome to the STERIS conference call.

(Operator Instructions)

At the request of STERIS, today’s call will be recorded for instant replay. I’d now like to introduce today’s host, Julie Winter, Director Investor Relations. Thank you, ma’am, you may begin.

Julie Winter - STERIS Corporation - Director of IR

Good morning, everyone, and thank you for joining us to hear more about the combination of STERIS and Synergy. In order of participation in the call this morning are Walt Rosebrough, STERIS’s President and CEO; Dr. Richard Steeves, Synergy Health’s CEO; and Michael Tokich, STERIS’s Senior Vice President and Chief Financial Officer.

Now just a few words of caution before we begin. This webcast contains time-sensitive information that is accurate only as of today. Any redistribution, retransmission or rebroadcast of this call without the express written consent of STERIS, is strictly prohibited.

I would also like to remind you that discussion may contain forward-looking statements relating to the Company, its performance or its industry, that are intended to qualify for protection under the Private Securities Litigation Reform Act of 1995. No assurance can be given as to any future financial results. Actual results could differ materially from those in the forward-looking statements.

The Company does not undertake, update or revise these forward-looking statements even if events make it clear that any projected results, expressed or implied in this or other Company statements, will not be realized. Investors are further cautioned not to place undue reliance on any forward-looking statements.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Statements involve risks and uncertainties, many of which are beyond the Company’s control. Additional information concerning factors that could cause actual results to differ materially is contained in today’s release.

Today’s discussion is provided for informational purposes only and does not constitute an offer to sell or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

In connection with the issuance of New STERIS shares to STERIS shareholders pursuant to the merger that forms the part of the transaction we will discuss today, New STERIS will file with the SEC, a registration statement on form S-4 that will contain a prospectus of New STERIS as well as a proxy statement of STERIS relating to the merger that forms the part of the transaction which we refer to together as the form S-4/proxy statement.

Investors and security holders are urged to read the form S-4/proxy statement and other documents filed with the SEC in connection with the transaction carefully and in their entirety, because they will contain important information about the transaction, the parties to the transaction, and the risks associated with the transaction.

As a reminder, during the call we may refer to non-GAAP measures, including adjusted earnings, free cash flow, backlog, debt to capital and days sales outstanding. All of which are defined and reconciled as appropriate in today’s press release or our most recent 10-K filing, both of which can be found on our website at STERIS-IR.com.

Just one housekeeping item before we begin. We have posted a power point presentation on STERIS-IR.com for your reference, which may be helpful as you listen to management’s prepared remarks. With those precautions, I will hand the call over to Walt.

Walt Rosebrough - STERIS Corporation - CEO & President

Thank you, Julie, and welcome, everyone. I’d like to thank you for all joining us today. I am particularly pleased to have Richard Steeves, CEO of Synergy Health, on the line with us this morning or this afternoon if you’re in the UK.

We are each at our respective businesses to be with our colleagues on this special day, so please forgive any delays in our responses, due to the distance. As you know, earlier today we announced that STERIS is commencing a recommended offer under UK law to acquire Synergy.

First, let me say that this is a combination we are really excited about. The depth and breadth of experience across the Synergy and STERIS teams is greatly respected by the leadership of both Companies.

Our clear intention is that the combination of our businesses will catalyze growth in both our businesses, share experience and utilize each other’s knowledge and skills. The end result will be an expansion of our global footprint and a business better positioned as a global leader in infection prevention.

Synergy’s focus on achievement, accountability, integrity and innovation has enabled it to deliver remarkable growth for its customers, its people and its shareholders. STERIS shares the same commitment to growing value for its constituents. And this acquisition brings together two great Companies that share a common set of values and strategic vision.

For those of you who are new to STERIS, let me spend a few minutes reviewing our business. We are a leader in infection prevention, decontamination, surgical and GI products and a broad array of services. We have approximately 8,000 people worldwide and a direct sales and service force of over 2,500.

Through our three business segments, healthcare, life science and Isomedix, we anticipate generating approximately $1.9 billion in revenue in FY15, which ends next March 31, with over 75% of that coming from the United States. In the past several years, we have made significant growth investments, both organically and through acquisitions. Recently, STERIS has grown through acquisitions that have built a national scope and instrument repair business and substantially expanded our offering in GI.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Additionally, we invested in facilities in Texas, California and New York to drive significant organic growth in our medical device contract sterilization business, called Isomedix, and made an acquisition in the UK to expand our global surgical business. These investments have allowed us to offer our customers a more comprehensive product offering and also demonstrate our commitment to operations in the local markets we serve.

We have also pursued profit improvement and growth through lean manufacturing and in-sourcing. In particular, we have made substantial investments to increase our manufacturing footprint here in Ohio, in Alabama and Missouri. We expect improvement in the quality, delivery and cost of our products, which is important to create value for our customers, good jobs for our people and to succeed in our long-term objective to grow the bottom line double-digits for our shareholders. Now I’d like to turn the call over to Richard for his comments.

Richard Steeves - Synergy Health - CEO

Thank you, Walt, and hello, everybody. I’d like to take a moment to introduce you to Synergy and to give you some insight into my views on the strategic merits of bringing STERIS and Synergy together.

Synergy is an outsourcing provider to the health industry, primarily focusing on hospitals through our hospital sterilization service where we look after reusable devices, such as surgical instruments and medical device manufacturers such as primarily single-use devices through our applied sterilization technologies or AST business. We are a UK-headquartered FTSE-250 Company that’s generated $605 million in revenue in fiscal year ended March 2014, with nearly 6,000 employees and 135 sites around the world.

Our growth strategy over the last five years has been to expand our international presence beyond our strong position in Europe, initially by developing opportunities in Asia, and more recently in the Americas. Like STERIS, we too have grown organically and through selective acquisitions. We have successfully used acquisitions as a platform for organic growth and our strong positions in our AST business and HSS in Europe and Asia, and the most recent momentum in the US HSS market, are a testament to the strength of our strategy.

About 80% of our earnings were derived from the two sterilization outsourcing businesses, providing services to hospitals and medical device manufacturers. Without question, bringing STERIS and Synergy together provides a better range and depth of services for our customers of both organizations. And assist improved service offerings underlines the strategic merit of the combination.

In addition, we’re creating a much more developed geographic footprint with Synergy’s strong presence outside the US, matched by STERIS’s market-leading position in the United States itself. Earlier this year we announced plans to expand capacity throughout our international network in keeping with Synergy’s objective to achieve sustainable growth of 10% to 20% per annum.

In the US we built a very strong biz book and won a number of large outsourcing contracts, which position us well for further growth. This combination of STERIS and Synergy allows us to accelerate our growth plan and immediately widen our footprint in the United States.

From my perspective, the strategic merits of the combination are very strong. And from my personal perspective, I’m hugely excited about the opportunity of bringing these two businesses together and to watch the new Company continue to develop as a world leader in decontamination, infection prevention and other related services.

Positioning the new Company as a truly global leader, able to deliver more than either business can do alone, is what I find truly exciting. The combined entity will be able to better execute on strategy of working with global key accounts in our AST business as a result of our enhanced footprint. And the opportunity to integrate our HSS business with STERIS’s wider healthcare portfolio will provide an even more compelling choice for customers.

The quality and experience and passion of STERIS’s team combined with our team and the similar values that both Companies hold together, is going to create a fantastic outcome. I really look forward to watching those teams come together and achievements that are going to be achieved through the combination. I’d now like to hand the call back to Mike Tokich now, who will take you through the transaction itself.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Michael Tokich - STERIS Corporation - SVP & CFO

Thank you, Richard, and hello, everyone. I’m going to focus my comments this morning on the details of the transaction. STERIS and Synergy have each agreed to merge into subsidiaries of a new UK holding Company, which we will call New STERIS for purposes of our discussion.

New STERIS will be incorporated in the UK while our operational and US headquarters will remain here in Mentor, Ohio. Walt, myself, and most members of senior management will live in Northeast Ohio. New STERIS will remain listed on the New York Stock Exchange under the ticker symbol STE.

STERIS has agreed to pay $1.9 billion in cash and stock to acquire Synergy. Upon completion of the transaction, each outstanding share of Synergy will be converted into the right to receive GBP4.39 in cash and 0.4308 of a share of New STERIS.

The per share consideration represents a premium of 39% to Synergy’s closing stock price on October 10, 2014, the last trading day prior to the announcement. A 32% premium to the 30-day average trading price, and 27% premium to the 52-week high of Synergy.

STERIS shareholders will exchange each share of stock they own in STERIS for one share of stock in New STERIS. STERIS shareholders will retain ownership of approximately 70% of new STERIS and Synergy shareholders will own approximately 30%.

As part of the transaction, the New STERIS Board of Directors will expand to 13 members, of whom 10 will be the current STERIS directors and three will be current Synergy directors, including Dr. Richard Steeves. The transaction is subject to certain closing conditions including approvals by STERIS and Synergy shareholders, as wells as certain regulatory clearances in both the US and UK.

In conjunction with the transaction, STERIS has entered into a 364-day bridge credit agreement. Bank of America Merrill Lynch, JPMorgan and KeyBanc provided committed financing in conjunction with the transaction, in the amount of approximately $1.6 billion. Upon close, we expect the additional financing for this transaction to increase New STERIS debt to EBITDA ratio to 2.9 times, as compared to 2.2 times as of June 30, 2014.

It is our intent that upon completion of this transaction, new STERIS will continue its disciplined capital allocation approach, including its commitment to dividend growth, investments for growth in our organic businesses, targeted acquisitions, a reduction of total Company leverage, and to consider share repurchases as appropriate. Together, our organizations will create a stronger global leader in infection prevention and sterilization.

This combination will allow us to better provide comprehensive solutions to device and pharma companies and hospitals around the world. And is fundamentally driven by our focus on creating value by further expanding in the US and through accelerated international growth.

Once the transaction is completed, we believe the combined Company will be in a stronger financial and strategic position to better compete in the global arena. I will now turn the call back over to Walt to discuss the strategic rationale of the transaction.

Walt Rosebrough - STERIS Corporation - CEO & President

Thanks, Michael. As a bit of background, one reason we’re so excited about this acquisition is because Richard and I have been familiar with each other’s Companies and have been talking about working together for some time now, actually several years. I’m really glad that we’re finally able to make this happen.

There are four key points that I would like to address which are the reasons that we’ve been talking over that time period. First and foremost, this combination will create a stronger global leader of infection prevention and sterilization.

We expect to have revenue of approximately $2.6 billion, with about 1,400 employees, and will operate in 60 countries. Our new global footprint, including Synergy, will allow New STERIS to better provide comprehensive solutions to device companies and hospitals around the world and build on STERIS’s historic products and recent acquisitions, along with Synergy’s products and recent acquisitions, to provide an expanded suite of integrated value-added products and services.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Second, we will increase portfolio diversity and have substantially more revenue from recurring sources. This will create a more balanced portfolio from which New STERIS can deliver products and services tailored to best serve the evolving needs of our global customers.

Third, the combination will increase geographic diversity. By coming together, we are combining STERIS’s strength in North America with Synergy’s strong positions in Europe.

Of note, this combination will bring together the geographically complementary STERIS Isomedix and Synergy AST contract sterilization businesses to create a leading global supplier to best serve global medical device customers. Combined, we will have a total of 58 facilities in 18 countries.

Finally, this combination which is anticipated to close by March 31, 2015, is expected to accelerate our growth profile. The transaction is not expected to impact STERIS’s adjusted earnings per share until closing, however we do anticipate that the transaction will be significantly accretive to new STERIS’s adjusted earnings per share beginning next year, which is our FY16.

We anticipate estimated annual pretax cost synergies of $30 million or more, half of which will be realized in FY16, and the balance in FY17. These synergies will be primarily realized through optimizing global back offices, leveraging best demonstrated practices across plants, in-sourcing consumables and eliminating redundant public Company costs. In addition, with New STERIS incorporated in the UK, we anticipated that our effective tax rate will be approximately 25%, beginning in FY16.

The next steps to be taken are, first, the combination will be implemented by a UK scheme arrangement and we anticipate filing the New STERIS S-4 or proxy sometime in November. Second, we will await the customary closing conditions and regulatory reviews which include STERIS and Synergy shareholder approval, and is subject to antitrust competition filings and waiting periods in the US and the UK. And finally, we will communicate with you further as both STERIS and Synergy’s second-quarter 2015 earnings calls are scheduled for November 5, 2014.

I want to point out that in the days and weeks ahead, any STERIS shareholders wishing to speak to Synergy directly should please go through Julie Winter here at STERIS. Additionally, due to the nature of the UK takeover code, please be advised that any conversations with us regarding the transaction, in person or over the phone, will need to include a representative from Lazard, our financial advisor for this transaction.

Now, before we go into our question-and-answer session, I want to reiterate what a special moment this is for our Companies. I have a tremendous amount of respect for Richard and his team and for what he and everyone at Synergy have accomplished over the years.

He and his team have insight and skills that will help propel us to another level. Importantly, what they have been able to achieve for their customers through years of hard work and innovation will help us become a stronger global leader.

As I have said many times, we believe that STERIS is in a very attractive space in healthcare. Attention on infection prevention and sterilization around the globe has never been higher. And our products and services are used to facilitate life-improving and life-saving procedures.

We are pleased that our friends at Synergy, who have complementary geographic presence and product portfolio, have decided to join us. With that, we would welcome any questions from those listening in.

Q U E S T I O N S  A N D  A N S W E R S

Operator

Thank you.

(Operator Instructions)

Our first question comes from Dave Turkaly with JMP Securities. Your line is open.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Dave Turkaly - JMP Securities - Analyst

Thanks. Congrats. The one that I’d like to ask first is given what we’ve heard from the Treasury on the taxation front, how confident are you that your rate can go to 15% or, sorry, drop as you forecasted from 35% to 25%? If there’s any detail you can give us on how you’re getting to that new level, I’d love to hear your confidence there and how you get that.

Walt Rosebrough - STERIS Corporation - CEO & President

Good morning, Dave. Thanks for the question. I would give you a couple of answers. First of all, the tax rates that we are anticipating conform to the current law and to current regulation.

We’ve obviously used a number of advisors to understand what those laws and regulations are and what the likely laws and regulations may be. So we believe under those scenarios, the numbers that we have provided are the best estimate of what those future taxation rates would be.

I have to add that clearly we’re not typically users of aggressive tax policies, and I don’t think we are here. That is, we pay a 35% effective tax rate and we’re dropping to 25%, which is fairly normal for international companies. And so we would not expect -- it’s not an unusually low tax rate in total, particularly when you assume the Synergy business, which is largely outside the United States.

So we’re not taking super aggressive postures. We’re not using a number of the techniques that the Treasury Department has described as things that they would naturally attack.

So again, with tax policy and tax law, you never know until the laws are made and the regulations are made and they’re changed. But we feel comfortable that we’re giving you the best estimate of what the taxation rate should look like.

Dave Turkaly - JMP Securities - Analyst

Great. And then as a quick follow-up, I understand the cash and stock component of the deal, but the $1.6 billion loan, why do you need that if the majority of this is funded with stock and the remainder with -- I think the number I came up with is something like $400 million and change in cash? I guess I could check that math. What is the $1.6 billion for? Thanks.

Michael Tokich - STERIS Corporation - SVP & CFO

The $1.6 billion, based upon the rules surrounding the UK takeover panel, you have to provide for a backstop, if you will, from a bridge financing standpoint for all the outstanding debt of both Companies, plus the new cash consideration. So if you total that, it’s about $1.6 billion, which is what we had to get a bridge loan for.

Dave Turkaly - JMP Securities - Analyst

Great.

Walt Rosebrough - STERIS Corporation - CEO & President

To follow up, Dave, obviously, we don’t intend to do it that way. We intend to do it with stock and cash and the cash amount that is listed there is what we expect.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Michael Tokich - STERIS Corporation - SVP & CFO

We also, Dave, just more clarity is this is a 364-day bridge loan. Our intentions are to never draw down on that bridge loan, but to move to permanent financing prior to close, in order to continue to fund the corporation, the New STERIS Corporation.

Dave Turkaly - JMP Securities - Analyst

Great. Thanks a lot.

Michael Tokich - STERIS Corporation - SVP & CFO

You’re welcome.

Operator

Our next question comes from Erin Wilson with Bank of America Merrill Lynch. Your line is open.

Erin Wilson - BofA Merrill Lynch - Analyst

Great. Thanks so much. Just a follow-up to the tax question. Walgreen’s we cover here and they decided not to go through with the inversion process. Should we think about the inversion component as the impetus for this deal? Or purely a byproduct of what was going on in your, I guess, ongoing discussions over the past several years?

Walt Rosebrough - STERIS Corporation - CEO & President

Erin, that is such a great question. And I could tell you that, again, Richard and I started talking years ago, primarily about the Isomedix AST businesses, since they’re obviously complementary and that was the bulk of our conversation. We never could figure out a way to get to work together.

And then as they began to do more and more into the hospital space, and of course they’ve grown that business very nicely in the UK and are continuing to grow it more outside there, that’s what I think created more of our impetus for having conversations. And again, these weren’t conversations I’ll call detailed conversations with numbers, they were philosophical and strategic conversations.

And then when we got serious about thinking that this was a possibility, we actually looked at it at several different times, several different ways without ever considering the inversion approach or the tax approach that we’re describing. It was really our advisors that brought this to us. They said -- you know, if you guys are going to do this kind of combination, you should be thinking about this very legal, very normal way to reduce your tax rates from the combined Company.

So we were well down the path in our thinking and well down the path strategically on this business. I think the strategic merit is impeccable and imperative and it was only the advisors who brought this to us. And as I mentioned earlier, you can tell from our tax rate, we’re not the most aggressive tax policy people in America. So it’s not something that we would naturally think of.

Erin Wilson - BofA Merrill Lynch - Analyst

Okay, great. And what will your market share be in contract sterilization services post the acquisition? How should we think about this relationship or the relationship with Sterigenics and its recent acquisition of Nordion? How should we think about the long-term profit profile, or growth rate and profit profile, for that business?

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Walt Rosebrough - STERIS Corporation - CEO & President

I don’t know that market share is an appropriate term on this particular arena. Again, the type of products that we have in that space are complementary.

As you know, most of the products, or most of the facilities, that Richard and his Company have are outside the US. They have a few in the US that are largely -- use a different technology than the ones we use.

So we’re not really looking at it that way. What we’re looking at is sterilization in general across all markets and the services that we can provide. And there we have -- we will be a leader, clearly, in the world.

Erin Wilson - BofA Merrill Lynch - Analyst

Okay, great. Thanks.

Operator

Our next question comes from Chris Cooley with Stephens. Your line is open.

Chris Cooley - Stephens Inc. - Analyst

Good morning. Can you hear me okay?

Walt Rosebrough - STERIS Corporation - CEO & President

Good morning, Chris.

Chris Cooley - Stephens Inc. - Analyst

Hey, good morning, Walt and Dr. Steeves. Congratulations on what’s clearly a great opportunity for both Companies here. Just two questions from me.

First, could you talk about potential opportunities as the combined NewCo goes forward in terms of overlap of customers? Maybe a chance there to leverage that, bringing products across the pond here or maybe taking some of the STERIS offerings to Europe. Help us think a little bit about some of the opportunities there to grow outside of just now having a contract sterilization footprint in Europe.

And then as a follow-up, maybe this is better for Mike, but I just want to make sure I understand this. On the debt component, post the transaction’s close, are you still required to maintain the $1.6 billion, or will we assume that the incremental debt that would have to be financed would just be that cash component? Just want to make sure I’m clear on that. Thanks much.

Michael Tokich - STERIS Corporation - SVP & CFO

Chris, I’ll take the second part of the question and then we’ll have Richard answer the first part. But yes, so what we are planning on doing is replacing the $1.6 billion capacity with -- the bridge loan capacity -- with our permanent financing. As we have typically done in the past, we are going to look to both credit facilities that we have.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Also private placements will be another portion of our total financing. So we’ll have a fixed and a floating component of that. So we do not have to focus on the cash piece. That cash piece will be in total $1.6 billion, which will be broken down into three buckets.

We’ll have a credit facility of about $700 million, $750 million, which will give us additional access to future cash. So we can continue to operate both Companies and even potentially are have some dry powder to continue with future acquisitions.

We will have a separate term loan that we can pay off at any point in time. And then we will have some type of fixed private placements. But at the end of the day, the bridge will go away and the permanent financing will go in its place.

Chris Cooley - Stephens Inc. - Analyst

Understood. Thank you.

Richard Steeves - Synergy Health - CEO

And as far as the opportunities to develop the services currently, about three-quarters of Synergy’s business, just under I’d say these days, is outside of the US. And we’ve got infrastructure across Europe and out into Malaysia, Thailand and China. There’s a very clear opportunity to help STERIS grow their capital equipment business, the sterilizers and washers in particular, into hospitals across those three regions that we operate in.

Here in the UK, we have a presence in virtually every hospital. We provide the sterilization services for one in five hospitals, one in five procedures, throughout the UK and there’s great opportunity there.

And then separate to that, for ourselves in the US, we’ve been bringing the outsourcing -- the hospital sterilization outsourcing -- to the US market. It’s new. It’s only been seen for the last 12 months or so. We have a very tiny development team, about five people.

STERIS has a rather large book business development and sales force across the US. And similar to us here in the UK, they have a presence in every single hospital in the US pretty much. The combination of the two will create a great opportunity for Synergy to continue to promote outsourcing and develop those long-term contracts, which we’ve earning in the first 12 months of our presence in the US.

Chris Cooley - Stephens Inc. - Analyst

Thank you.

Richard Steeves - Synergy Health - CEO

You’re welcome.

Operator

Our next question comes from Charles Weston with Numis Securities. Your line is open.

Charles Weston - Numis Securities - Analyst

Hello and thank you for taking my questions. I have two.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

First of all, going back to the antitrust related issues, you mentioned that you had been considering them on a technology basis. Do you anticipate that being considered on a local regional basis in the States, where there is overlap with Synergy as well? And are there any local regions where both Synergy and STERIS are very strong?

And secondly, can you confirm that your dividend strategy will remain in place over the next few quarters and we should expect dividend payments unabated?

Walt Rosebrough - STERIS Corporation - CEO & President

First, on the antitrust question you asked. Again, geographically Synergy and we tend to be in different places, both around the world and in the US. And relatively speaking in the US, Synergy is a modest player, so we don’t expect a problem there.

The second question you asked about the dividend is, I think we have pretty similar views on dividends. That is, we generally speaking anticipate growing our dividend at a rate that our general growth rate is, or growth rate profitability is, and we don’t see a reason to come off of that.

Charles Weston - Numis Securities - Analyst

Thank you.

Richard Steeves - Synergy Health - CEO

If I could just add to that very quickly, Charles. We have about a 2% market share of AST in America. It’s absolutely tiny. All of our services are in eBeam, which is a service technology that STERIS doesn’t offer. Again, completely complementary, the two businesses, with no overlap.

Operator

Our next question comes from Mitra Ramgopal with Sidoti. Your line is open.

Mitra Ramgopal - Sidoti & Company - Analyst

Yes, good morning. I had two questions. First, I was wondering if you could give us a sense of the historical growth profile for Synergy, either as an overall Company or by service line? And the outlook going forward, if you expect it to mirror historical rates or be even better.

Walt Rosebrough - STERIS Corporation - CEO & President

Mitra, before Richard takes off, I have to tell you that you and we are going to be disappointed on any kind of forecasting questions because we are under very strict guidance. That’s one of the reasons that Lazard has to be with us when we have any conversations.

We’ll hold any future guidance kind of questions for both our October 5 conversation -- excuse me, I keep saying October. It’s past October, isn’t it? In our November 5 conversation. October 5 is my 40th wedding anniversary, by the way, which is why it sticks in my mind.

But our November 5 conference call, where we will both be discussing our earnings. And then we will provide obviously future guidance as well, as we do the S-4 and the proxy.

Richard, if you wouldn’t mind doing the historic background of Synergy? And any historic growth things you want to talk about is great.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Richard Steeves - Synergy Health - CEO

Sure. Well, we’ve been a relatively fast-growing organization. Over the last five years, I think our revenue growth’s, say, about 10% a year and earnings just slightly ahead of that.

It has slowed down a little bit in the last, probably, year and a half or so. But since we’ve moved to America, we’ve seen an uptick in the rate of growth supported by the expansion of the HSS outsourcing business in particular. We’ve also seen, since we implemented the new strategy on the AST side, much stronger growth there.

We sent out an objective to grow our revenues in the two core businesses last year, all publicly available. We are growing the HSS business at between 10% and 20% per annum and the AST business at between 10% and 12% per annum. And we’re on course to do both of those in the current financial year, based on the update which we provided this morning.

Mitra Ramgopal - Sidoti & Company - Analyst

Thanks, that’s very helpful. And again, quickly, I wasn’t sure if when you start reporting numbers, is pretty much most of it going to be in the Isomedix segment or across all three?

Michael Tokich - STERIS Corporation - SVP & CFO

You’re talking about the combined --

Mitra Ramgopal - Sidoti & Company - Analyst

The New STERIS, yes.

Michael Tokich - STERIS Corporation - SVP & CFO

We haven’t made final decisions on how we will report the segments, but clearly it won’t all be in one segment. It will cross various segments. So we will clearly see that. And so the exact segment reporting we have yet to sort out.

But you will see it, again, crossing the various segments. Obviously, AST and Isomedix, since they’re the same business, just in complementary locations and product lines, if you will. Those will be reported as the same segment financially. The others we are looking at the most appropriate way to report.

Walt Rosebrough - STERIS Corporation - CEO & President

The one thing I will add is this combination does increase our recurring revenue mix. We anticipate that we go from current recurring of about 63% in capital, 37% in current STERIS.

In New STERIS, we believe that recurring could be almost 75% of the total revenues for the Company. So we are going to have a little bit of a portfolio diversification more towards the recurring side.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Mitra Ramgopal - Sidoti & Company - Analyst

Thanks, that’s very helpful. And then quickly, Walt, I know you said you’ve been in conversation for several years now. This is clearly the biggest acquisition in your history. I assume you’re very comfortable in terms of the integration going smoothly.

Walt Rosebrough - STERIS Corporation - CEO & President

We are. And we are largely because we have such great confidence in their management. We know each other well. Our people in the complementary businesses know and respect each other. Our joint customers that we work with have respect for them and respect for us. So we feel very good about the integration.

I’m exceedingly pleased that Richard has decided to come on our Board. He’s a great thinker. Anybody who spent any time with him knows he’s forthright, quick-minded. I think he will be an excellent addition to our Board.

Sometimes I worry a little bit about working for him because I think he’s good, darn good, and I have to be up to his standard. I certainly do look forward to it. I’m confident that this will go really well.

Mitra Ramgopal - Sidoti & Company - Analyst

Thank you very much.

Operator

Our next question comes from Larry Kush with Raymond James. Your line is open.

Larry Kush - Raymond James - Analyst

Thanks for taking the questions. Mike, I just had a couple of financial ones here. First, on the cash flows after you guys -- after New STERIS takes shape here in the UK. How much access to cash will you have at that point in the combination of the Companies?

Michael Tokich - STERIS Corporation - SVP & CFO

So if you look at, in total, what we have done historically and what Synergy has done historically, Synergy’s free cash flow for FY14 was about $88 million. Ours was $128 million. So if you combine the two of those, obviously you get a fairly substantial number for free cash flow.

Obviously, we’re going to have to use some of that free cash flow for higher interest expenses as we go forward. But in total, we believe that we should be able to continue to reduce our leverage over time.

We anticipate it peaking at 2.9 times debt to EBITDA. And then use that free cash flow to continue to fund the businesses, fund dividend growth, and also look for other further M&A transactions, including paying off the leverage of the debt.

Larry Kush - Raymond James - Analyst

And am I thinking about this correctly? Of that $200-ish million of free cash flow in the combined Companies, how much of that would not have to be repatriated to the US to be usable? In other words, would all that be available without US taxes on it?

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Michael Tokich - STERIS Corporation - SVP & CFO

Obviously, what you earn in the US will be taxed in the US, and then when you earn globally, you will be taxed in the representative localities. Today, for example, we have $150-ish million of cash. Most of that, almost 95% of that, is offshore. So we would be able to have access to that cash over time to use that to fund acquisitions or further growth across the globe, without having repatriation or double taxation to bring that money back into the United States if we were, and remained, a US corporation.

Larry Kush - Raymond James - Analyst

Okay. And then, again, just so I’m clear on the debt component of this transaction, it sounded like what you were suggesting was outside of the revolver, which you mentioned $750 million. So taking that from the $1.6 billion total, that would suggest about $850 million of incremental debt.

I want to, A, confirm if I’m thinking about that correctly. And B, if the cash component here is only about $400 million, that would certainly suggest that you’re taking on excess debt in the transaction. And again, if that is correct, what would that be used for?

Michael Tokich - STERIS Corporation - SVP & CFO

So if you look at the components under the combination, STERIS has just north of $600 million of current outstanding debt. Synergy has almost $400 million in total.

Then obviously we’re going to be paying just over $400 million of additional cash consideration. That leaves us a couple hundred million to use for working capital and further dry powder, if you will, to continue to make sure that we have that dry powder to continue down the forefront of looking at any opportunities that may still exist out there.

Larry Kush - Raymond James - Analyst

Okay. And last one --

Walt Rosebrough - STERIS Corporation - CEO & President

if I could interject. For us, it has been and will continue to be -- and I know Richard’s the same way. Our first use of cash is to fund improvements and growth in our organic businesses.

We will have organic businesses, both in the US and in the UK are the two biggest places throughout the world. So our first use of cash is always to grow those organic businesses. And then beyond that, the things Mike described.

Larry Kush - Raymond James - Analyst

Okay, got it. And then last one. When do you anticipate this deal would be neutral to GAAP earnings?

Walt Rosebrough - STERIS Corporation - CEO & President

We have not given guidance on that and we’re restricted at this point due to the UK takeover code. But we will talk about that in the future.

Larry Kush - Raymond James - Analyst

Okay, thank you.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Operator

Our next question comes from Matthew Mishan with KeyBanc. Your line is open.

Matthew Mishan - KeyBanc Capital Markets - Analyst

Great. Thanks for taking my questions and congratulations.

Walt Rosebrough - STERIS Corporation - CEO & President

Thanks, Matt.

Richard Steeves - Synergy Health - CEO

Thank you.

Matthew Mishan - KeyBanc Capital Markets - Analyst

My first question would be, I think you mentioned that you think the combination will accelerate your growth profile. I was hoping you could talk a little about where you see like the biggest opportunities to do so, how you look at the revenue synergies.

Walt Rosebrough - STERIS Corporation - CEO & President

I think Richard articulated that nicely before. Using their footprint in Europe, we think we have some opportunities to improve our positions. And using our footprint in the US, we think we’ll have an opportunity to improve theirs. That’s pretty much the story.

And the product areas, clearly we think that a combination of AST and Isomedix businesses are a good combination and will allow us to better serve that business. We think that’s a growing business across the world.

Although some healthcare spending slowing in the industrialized world is I think obvious, the baby boom going through pushes the other end. And so in terms of the types of things that we sterilize, which are orthopaedic implants and stents and cardiac devices, things that have to be sterile because they’re entering and staying in your body, we don’t see that abating.

When you most outside the industrialized world, where Richard has really done a nice job of putting some footprint, we know it should be growing faster than in the US and Western Europe, then we expect that to grow as well. So it’s a combination of being able to serve customers across the globe. And most of our medical device customers, increasingly large ones, are global. Being able to serve them across the globe with a common set of standards and a common approach, we think, will be useful to them.

Matthew Mishan - KeyBanc Capital Markets - Analyst

Great. And then I get what the AST business is and the Hospital Sterilization Services. But I’m not necessarily sure -- could you expand upon what healthcare solutions is?

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Richard Steeves - Synergy Health - CEO

Healthcare solutions has historically been two businesses. We actually just resegmented our business, which we’re due to announce the details behind on the fifth of November.

Historically it’s been a combination of a linen rental business for hospitals in the UK and in Holland. It also has infectious control products-based business, which has been linked in with that as well. Those are the two businesses.

Neither have been treated as businesses that we’ve been expanding beyond the two countries that we operate in. So the linen services business is, I think, number two now in Holland and number two here in the UK as well. And both of those have been sustained, but we haven’t been expanding beyond those two countries.

Matthew Mishan - KeyBanc Capital Markets - Analyst

Okay, thank you very much.

Operator

Our next question comes from Li Dunlop with JPMorgan Chase. Your line is open.

Li Dunlop - JPMorgan - Analyst

Good morning, gentlemen. Just wanted to ask, clarify on a follow-up on the dividend question. The announcement seems to suggest that if Synergy Health pays a dividend during the course of the transaction, that might adjust the terms. But if STERIS pays a dividend, then there would be no adjustment. Is that correct? Hello?

Walt Rosebrough - STERIS Corporation - CEO & President

Yes, we are all looking at each other. I’m am not certain we know the answer to that question exactly. But as a general statement, the general approach here is that routine business going forward is the nature of the game. So Synergy will be doing their routine approach, we’ll be doing our routine approach. I’m not aware that adjusts the terms.

Richard Steeves - Synergy Health - CEO

I think there is, actually. We would normally declare in our half-year results and interim dividends. And under the terms of the offer that’s been made, there would be an adjustment in the consideration for the value of the dividends. So that gives their --

Li Dunlop - JPMorgan - Analyst

Okay. There’s -- I don’t want to go into detail online. Maybe I could be helped offline with these details. Because there just seems to be -- it’s either I’m confused on how it’s written or -- and I’m just hoping to get that clarified.

Richard Steeves - Synergy Health - CEO

Somebody from STERIS will come back to you.

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OCTOBER 13, 2014 / 12:30PM, STE - STERIS Corp Conference Call to Discuss Acquisition of Synergy Health plc

Li Dunlop - JPMorgan - Analyst

Okay. Thank you very much. Bye.

Walt Rosebrough - STERIS Corporation - CEO & President

Again, as long as it is disclosed, we are more than happy to discuss it.

Operator

(Operator Instructions)

We have no further questions at this time.

Julie Winter - STERIS Corporation - Director of IR

Thanks, everybody, for joining us and have a great day.

Operator

That does conclude today’s conference. Thank you for participating. You may disconnect at this time.

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